Exhibit 99.1

Algonquin Power & Utilities Corp. Announces Private Offering of Senior Unsecured Debentures

/NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES/

OAKVILLE, ON, Nov. 29, 2012 /CNW/ - Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN) today announced that Algonquin Power Co. (“APCo”), APUC’s non-regulated power generation subsidiary, offered for sale CDN$150 million 4.82% senior unsecured debentures with a maturity date of February 15, 2021 (the “APCo Debentures”) pursuant to a private placement in Canada and the United States, (the “Offering”). The APCo Debentures were sold at a price of $99.94 per $100.00 principal amount, resulting in an effective yield to maturity of 4.83% per annum.

Net proceeds from the APCo Debentures will be used primarily to fund the remaining portion of the acquisition of a majority interest in a 400 MW portfolio of contracted wind farms in the United States. Concurrent with the Offering, APCo is entering into a cross currency swap, coterminous with the APCo Debentures, to convert the Canadian dollar denominated Offering into U.S. dollars, resulting in an effective interest rate throughout the term of the APCo Debentures of 4.40%.

“We are very pleased to be nearing the closing of the acquisition of a majority interest in the Senate and Minonk wind farms, which further diversifies our non-regulated power generation portfolio,” commented David Bronicheski, Chief Financial Officer of APUC. “We successfully established APCo’s senior unsecured financing platform with the Canadian debt capital markets in 2011 and are pleased to be building on this platform with another attractive bond offering with an effective interest rate of 4.4%.”

APCo has been provided long-term issuer credit ratings of “BBB (low)”, with a “stable” trend, by DBRS Limited (“DBRS”) and “BBB-”, with a “positive” outlook, by Standard & Poor’s Rating Service (“S&P”).

The APCo Debenture offering is being co-led by National Bank Financial and BMO Capital Markets.

The offer and sale of the APCo Debentures have not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”) or the securities laws of any state of the United States and may not be offered or sold in the United States or to United States persons (as defined in Regulation S under the Securities Act), except pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws. Accordingly, the APCo Debentures are being offered only (i) in the United States to a limited number of qualified institutional accredited investors in transactions exempt from registration requirements of the Securities Act and (ii) outside the United States in compliance with Regulation S and the applicable laws of the jurisdictions where these offers and sales occur.

About Algonquin Power & Utilities Corp.

Algonquin Power & Utilities Corp. owns and operates a diversified portfolio of $1.9 billion of regulated and non-regulated utilities in North America. The company’s regulated utility business provides regulated water, electricity and natural gas utility services to more than 335,000 customers with a portfolio of 27 distribution utility systems. The company’s non-regulated electric generation subsidiary includes 23 renewable energy facilities and 7 thermal energy facilities representing more than 460 MW of installed capacity. Algonquin delivers continuing growth through an expanding pipeline of renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. Common shares and Preferred shares are traded on the Toronto Stock Exchange under the symbol AQN and AQN.PR.A respectively. Visit Algonquin Power and Utilities at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

Caution Regarding Forward-Looking Information

Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management’s discussion and analysis section of APUC’s most recent annual report, quarterly report, and APUC’s Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

SOURCE: Algonquin Power & Utilities Corp.

%SEDAR: 00014832E

For further information:

Kelly Castledine

Algonquin Power & Utilities Corp.

2845 Bristol Circle, Oakville, Ontario, L6H 7H7

Telephone: (905) 465-4500

Website: www.AlgonquinPowerandUtilities.com

Twitter @AQN_Utilities

CO: Algonquin Power & Utilities Corp.

CNW 08:12e 29-NOV-12